Mail Stop 6010



August 30, 2005

Andrew Makrides
President, Chief Executive Officer
Bovie Medical Corporation
734 Walt Whitman Road
Melville, New York 11747


Re:	Bovie Medical Corporation
	Amendment No. 5 to Registration Statement on Form S-3
	Filed August 25, 2005
	And Documents Incorporated by Reference
	File No. 333-120741

Dear Mr. Makrides:

      We have reviewed your revised filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 5 to Registration Statement on Form S-3

1. We note the change to the signature page regarding your CFO.
Please tell us whether you have experienced any reportable events under Item 5.02(b) or (c) of Form 8-K.

2. Tell us the facts surrounding the resignation of your CFO.

Part II

Signatures

3. Revise to clarify who is signing your registration statement in the capacity of Chief Accounting Officer or Controller.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Traci Hornfeck at (202) 551-3642, or Brian Cascio, Branch Chief, at (202) 551-3676, if you have questions regarding comments on the financial statements and related matters.
Please contact Tim Buchmiller at (202) 551-3635 or me at (202)
551-
3617 with any other questions.
							Sincerely,



							Russell Mancuso
							Branch Chief

cc:	Alfred V. Greco, Esq. (via fax)
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Andrew Makrides
Bovie Medical Corporation
August 30, 2005
Page 2